SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2002

UNITIL RESOURCES, INC.
6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Date of Incorporation: May 26, 1993
State of Incorporation: New Hampshire

Name, Title and address of officer to whom correspondence concerning this report should be addressed:

Mark H. Collin, Treasurer
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

Name of Principal Holding Company:

UNITIL Corporation

(1) This report is being filed pursuant to the requirements of H.C.A.R. Number 35-25816, which specifies that UNITIL Resources, Inc. must file an annual report using, where applicable, Form U-13-60 reporting format.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements	Page Number
ORGANIZATION CHART	21
METHODS OF ALLOCATION	21
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	21

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31	
		CURRENT	PRIOR
	COMPANY PROPERTY		
101	Company property (Schedule II)	1,260,463	871,475
107	Construction work in progress (Schedule II)	265,658	895
	Total Property	1,526,121	872,370
108	Less accumulated provision for depreciation and		
	Amortization of company property (Schedule III)	613,464	434,061
	Net Company Property	912,657	438,309
	INVESTMENTS		
123	Investments in associate companies (Schedule IV)	0	0
124	Other investments (Schedule IV)	0	0
	Total investments	0	0
	CURRENT AND ACCRUED ASSETS		
131	Cash	325,993	324,231
134	Special deposits	0	0
135	Working funds	0	0
136	Temporary cash investments (Schedule IV)	0	0
141	Notes receivable	0	0
143	Accounts receivable	318,908	227,390
144	Accumulated provision for uncollectable		
	accounts	0	0
146	Accounts receivable from associate companies (Schedule V)	11,994	87,990
152	Fuel stock expense undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	53,908	55,897
173	Unbilled and Accrued Revenues (Schedule VIII)	0	0
	Total Current and Accrued Assets	710,803	695,508
	DEFERRED DEBITS		
181	Unamortized debt expense	0	0
184	Clearing accounts	0	0
186	Miscellaneous deferred debits (Schedule IX)	136,993	34,990
188	Research, development, or demonstration expenditures (Schedule X)	0	0
190	Accumulated deferred income tax	0	0
	Total Deferred Debits	136,993	34,990
	TOTAL ASSETS AND OTHER DEBITS	1,760,453	1,168,807

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31	
		CURRENT	PRIOR
	PROPRIETARY CAPITAL		
201	Common stock issued (Schedule XI)	100	100
207	Premium on common stock (Schedule XI)	9,900	9,900
211	Miscellaneous Paid in Capital	4,640,000	4,290,000
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule XI)	(4,085,470)	(3,421,339)
	Total Proprietary Capital	564,530	878,661
	LONG-TERM DEBT		
223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long- term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
	Total Long-Term Debt	0	0
227	Obligations under capital leases - non-current	0	0
	CURRENT AND ACCRUED LIABILITIES		
231	Notes payable	1,134,712	0
232	Accounts payable	135,612	47,960
233	Notes payable to associate companies (Schedule XIII)	0	0
234	Accounts payable to associate companies (Schedule XIII)	272,251	80,975
236	Taxes accrued	(197,428)	334,173
237	interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	0	0
242	Misc. current and accrued Liabilities (Schedule XIII)	29,105	0
243	Obligations under capital leases - current	0	0
	Total Current and Accrued Liabilities	1,374,252	463,108
	DEFERRED CREDITS		
253	Other deferred credits	0	0
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	0	0
282	*ACCUMULATED DEFERRED INCOME TAXES*	(178,329)	(172,962)
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	1,760,453	1,168,807

SCHEDULE II - COMPANY PROPERTY

ACCOUNT	DESCRIPTION COMPANY PROPERTY	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES 1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION					
303	MISCELLANEOUS INTANGIBLE PLANT					
304	LAND AND LAND RIGHTS					
305	STRUCTURES AND IMPROVEMENTS					
306	LEASEHOLD IMPROVEMENTS					
307	EQUIPMENT 2/					
308	OFFICE FURNITURE AND EQUIPMENT					
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT					
310	AIRCRAFT AND AIRPORT EQUIPMENT					
311	OTHER COMPANY PROPERTY 3/	871,475	388,988			1,260,463
	SUB-TOTAL	871,475	388,988			1,260,463
107	CONSTRUCTION WORK IN PROGRESS	895	265,658		895	265,658
	TOTAL	872,370	654,646		895	1,526,121

1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

SCHEDULE II - CONTINUED

2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR
NONE		
TOTAL	0	0

3) DESCRIBE OTHER COMPANY PROPERTY:

	ADDITIONS	BALANCE AT CLOSE OF YEAR
Equipment	38,301	38,301
Software Licenses	350,687	1,209,266
Trademark		12,896
TOTAL	388,988	1,260,463

4) DESCRIBE CONSTRUCTION WORK IN PROGRESS: Software Development

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIRE-MENTS	OTHER CHANGES ADD (DEDUCT)1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION					
303	MISCELLANEOUS INTANGIBLE PLANT					
304	LAND AND LAND RIGHTS					
305	STRUCTURES AND IMPROVEMENTS					
306	LEASEHOLD IMPROVEMENTS					
307	EQUIPMENT 2/					
308	OFFICE FURNITURE AND EQUIPMENT					
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT					
310	AIRCRAFT AND AIRPORT EQUIPMENT					
311	OTHER COMPANY PROPERTY 3/	434,061	179,403			613,464
	TOTAL	434,061	179,403			613,464

1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

SCHEDULE IV – INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount. Under Account 136, "Temporary Cash Investments", list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	INVESTMENT IN ASSOCIATE COMPANIES	0	0
124	OTHER INVESTMENTS	0	0
136	TEMPORARY CASH INVESTMENTS	0	0
	TOTAL	0	0

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each company, number of shares or principal amount associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
146	ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES:		
	UNITIL Service Corp.	87,990	11,994
	TOTAL	87,990	11,994

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS: NONE

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
152	FUEL STOCK EXPENSE UNDISTRIBUTED	0	0	0
	TOTAL	0	0	0

SUMMARY: NOT APPLICABLE

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
163	STORES EXPENSE UNDISTRIBUTED	0	0	0
	TOTAL	0	0	0

SCHEDULE VIII - UNBILLED AND ACCRUED REVENUE

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
173	ACCRUED AND UNBILLED REVENUE	0	0
	TOTAL	0	0

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	MISCELLANEOUS DEFERRED DEBITS		
	Deferred Charges	0	119,000
	Licensing	36,425	17,968
	Other	(1,435)	25
	TOTAL	34,990	136,993

SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the company during the year.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	0	0
	TOTAL	0	0

SCHEDULE XI - PROPRIETARY CAPITAL

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave reported amounts.

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	10,000	1.00	100	100

ACCOUNT	DESCRIPTION	BALANCE AT CLOSE OF YEAR
207	PREMIUM ON COMMON STOCK	9,900
211	MISCELLANEOUS PAID IN CAPITAL	4,640,000
215	APPROPRIATED RETAINED EARNINGS	
	TOTAL	4,649,900

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR(LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	UNAPPROPRIATED RETAINED EARNINGS	(3,421,339)	(664,131)	0	(4,085,470)
	TOTAL	(3,421,339)	(664,131)	0	(4,085,470)

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Nar
associate companies from which advances were received shall be shown under the class and series of obligation column. For A
224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interes
and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	1/ DEDUC-TIONS	BALANCE AT CLOSE OF YEAR
ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES:					0	0	0	0
ACCOUNT 224 - OTHER LONG-TERM DEBT:					0	0	0	0
					0	0	0	0

1) GIVE AN EXPLANATION OF DEDUCTIONS: NOT APPLICABLE

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of
miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number
of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
233	NOTES PAYABLE TO ASSOCIATE COMPANIES		
	Cashpool	0	1,134,712
	TOTAL	0	1,134,712
234	ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES:		
	UNITIL Service Corp.	80,975	272,251
	TOTAL	80,975	272,251
242	MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES:		
	Accrued Expenses	0	29,105
	TOTAL	0	29,105

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Selected Notes to the Financial Statements:

Unitil Resources, Inc. (URI) is the Company's wholly owned non-utility subsidiary and has been authorized by the Securities and Exchange Commission, pursuant to the rules and regulations of the 1935 Act, to engage in business transactions as a competitive marketer of electricity, gas and other energy commodities in wholesale and retail markets, and to provide energy brokering, consulting and management related services within the United States. Usource, Inc. and Usource L.L.C. (Usource) are wholly-owned subsidiaries of Unitil Resources, Inc. Usource provides energy brokering services, as well as related energy consulting services.

Please refer to the 2002 Unitil Corporation Form 10-K for additional disclosures.

SCHEDULE XV -STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME		
451	Service revenue	755,647	383,754
451.01	Accrued and unbilled service revenue	0	0
419	Interest Income	7,014	27,874
421	Miscellaneous income or loss	0	0
	Total Income	762,661	411,628
	EXPENSE		
920	Salaries and wages	0	135,768
921	Office supplies and expenses	212,771	301,571
922	Administrative expense transferred - credit	0	0
923	Outside services employed	1,432,307	1,396,579
924	Property insurance	0	0
925	Injuries and damages	2,101	3,038
926	Employee pensions and benefits	0	(9,303)
928	Regulatory commission expense	0	0
930.1	General advertising expense	9,132	(30,901)
930.2	Miscellaneous general expense	(875)	1,548
931	Rents	0	0
932	Maintenance of structures and equipment	0	0
403	Depreciation and amortization expense	197,860	229,203
408	Taxes other than income taxes	1,300	13,302
409	Income taxes	(487,895)	(540,453)
410	Provision for deferred income taxes	(37,492)	(111,210)
411	Provision for deferred income taxes -Credit	0	0
411.5	Investment tax credit	0	0
426.1	Penalties	19,902	0
426.5	Other deductions	5	348
427	Interest on long-term debt	0	0
430	Interest on debt to associate companies	24,620	31,891
431	Other interest expense		0
555	Purchase Power Expense	(4,833)	(7,963)
904	Customer Accounting	57,889	0
	Total Expense	1,426,792	1,413,418
	Net Income or (Loss)	(664,131)	(1,001,790)

14

ANALYSIS OF BILLING ASSOCIATE COMPANIES ACCOUNT 451

NAME OF ASSOCIATE COMPANY	DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
None						
TOTAL	0	0	0	0	0	0

ANALYSIS OF BILLING NONASSOCIATE COMPANIES ACCOUNT 451

NAME OF NONASSOCIATE COMPANY	DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
Usource (a)	755,647		0	755,647	0	755,647
TOTAL	755,647	0	0	755,647	0	755,647

INSTRUCTION: Provide a brief description of the services rendered to each non-associate company.

(a) Revenue generated from power sales.

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE		
	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
920 SALARIES AND WAGES	Non-applicable		0			0	0	0	0
921 OFFICE SUPPLES AND EXPENSES			0			0	0	0	0
922 ADMIN EXPENSE TRANS-CREDIT			0			0	0	0	0
923 OUTSIDE SERVICES EMPLOYED			0			0	0	0	0
924 PROPERTY INSURANCE			0			0	0	0	0
925 INJURIES AND DAMAGES			0			0	0	0	0
926 EMPLOYEE PENSIONS AND BENEFITS			0			0	0	0	0
928 REGULATORY COMMISSION EXPENSE			0			0	0	0	0
930.1 GENERAL ADVERTISING EXPENSE			0			0	0	0	0
930.2 MISC. GENERAL EXPENSE			0			0	0	0	0
931 RENTS			0			0	0	0	0
932 MAINT. OF STRUCT. & EQUIP.			0			0	0	0	0
403 DEPR. AND AMORT. EXPENSE			0			0	0	0	0
408 TAXES OTHER THAN INCOME			0			0	0	0	0
409 INCOME TAXES			0			0	0	0	0
410 PROV FOR DEF INC TAXES			0			0	0	0	0
411 PROV FOR DEF INC TAX CREDIT			0			0	0	0	0
411.5 INVESTMENT TAX CREDIT			0			0	0	0	0
419 INTEREST INCOME			0			0	0	0	0
426.1 DONATIONS			0			0	0	0	0
426.5 OTHER DEDUCTIONS			0			0	0	0	0
427 INTEREST ON LONG-TERM DEBT			0			0	0	0	0
431 OTHER INTEREST EXPENSE			0			0	0	0	0
SUBTOTAL EXPENSES	0	0	0	0	0	0	0	0	0
COMPENSATION FOR USE OF EQUITY CAPITAL			0			0			0
430 INTEREST ON DEBT TO ASSOCIATE COMPANIES			0			0	0	0	0
TOTAL EXPENSES	0	0	0	0	0	0	0	0	0
421 MISCELLANEOUS INCOME			0			0	0	0	0
TOTAL COST OF SERVICE	0	0	0	0	0	0	0	0	0

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR FUNCTION

	TOTAL AMOUNT	OVERHEAD	DEPARTMENT OR FUNCTION NONE				
DESCRIPTION OF ITEMS							
920 SALARIES AND WAGES	0						
921 OFFICE SUPPLES AND EXPENSES	0		Non-applicable				
922 ADMIN. EXPENSE TRANS-CREDIT	0						
923 OUTSIDE SERVICES EMPLOYED	0						
924 PROPERTY INSURANCE	0						
925 INJURIES AND DAMAGES	0						
926 EMPLOYEE PENSIONS AND BENEFITS	0						
928 REGULATORY COMMISSION EXPENSE	0						
930.1 GENERAL ADVERTISING EXPENSE	0						
930.2 MISC. GENERAL EXPENSE	0						
931 RENTS	0						
932 MAINT. OF STUCT. & EQUIP.	0						
403 DEPR. AND AMORT. EXPENSE	0						
408 TAXES OTHER THAN INCOME	0						
409 INCOME TAXES	0						
410 PROV. FOR DEF. INC. TAXES	0						
411 PROV. FOR DEF. INC. TAX CREDIT	0						
411.5 INVESTMENT TAX CREDIT	0						
426.1 DONATIONS	0						
426.5 OTHER DEDUCTIONS	0						
427 INTEREST ON LONG-TERM DEBT	0						
430 INTEREST ON DEBT TO ASSOCIATE COMPANIES	0						
431 OTHER INTEREST EXPENSE	0						
TOTAL EXPENSES -	0	0	0	0	0	0	

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

NAME OF DEPARTMENT	TOTAL AMOUNT	DEPARTMENTAL SALARY EXPENSE INCLUDED IN AMOUNTS BILLED TO			NUMBER PERSONNEL END OF YEAR
		PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	
Non-applicable					
TOTAL	0	0	0	0	0

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	ADDRESS	RELATIONSHIP "A" = ASSOCIATE "NA"=NON ASSOCIATE	AMOUNT
Outside Services			
UNITIL Service Corp.		A	1,233,719
Outside Services - Legal			
Various		NA	42,046
Outside Services - Other			
Various		NA	156,542
		TOTAL	1,432,307

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000

DESCRIPTION	AMOUNT
TOTAL	0

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amounts included in Account930.1 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Advertising	Adventures in Advertising	2,585
	Cards Direct	898
	Industrial Energy	750
	Kinko's Inc	1,887
	Lavigne	3,012
	TOTAL	9,132

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2 "Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT
Other	(875)
TOTAL	(875)

RENTS - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts

TYPE OF PROPERTY	AMOUNT
Not Applicable	
TOTAL	0

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other than U.S. Government Tax:	
NH BET Tax	1,300
TOTAL	1,300

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
Tax Penalties		19,902
	TOTAL	19,902

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5,"Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Commission of Revenue		5
	TOTAL	5

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Schedule XIV - Notes to Financial Statements (page 13).

ORGANIZATION CHART

Organization Chart as of December 31, 2002

President	Robert G. Schoenberger
Vice President	Todd R. Black
Vice President & Treasurer	Mark H. Collin
Controller	Laurence M. Brock
Asst. Treasurer	Charles J. Kershaw, Jr.
Secretary	Sandra L. Whitney

METHODS OF ALLOCATION - Not Applicable

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED - Not applicable

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,

UNITIL Resources, Inc

By: /s/ Laurence M. Brock,
Laurence M. Brock,
Controller

By: /s/ Mark H. Collin,
Mark H. Collin,
Vice President & Treasurer

April 29, 2003